UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Brookdale Senior Living Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37944Q 10 3
(CUSIP Number)

David N. Brooks
Secretary, Vice President and General Counsel
c/o Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 798-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

November 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  This Schedule 13D constitutes Amendment No. 3 to the Schedule 13D on behalf of Fortress RIC Coinvestment Fund LP, dated December 2, 2008, Amendment No. 5 to the Schedule 13D on behalf of FIG LLC, dated August 1, 2006, Amendment No. 5 to the Schedule 13D on behalf of Fortress Operating Entity I LP, dated August 1, 2006, Amendment No. 4 to the Schedule 13D on behalf of FIG Corp., dated January 4, 2008, Amendment No. 4 to the Schedule 13D on behalf of Fortress Investment Group LLC, dated January 4, 2008, and Amendment No. 2 to the Schedule 13D on behalf of Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone, dated November 16, 2009.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 2 of 16 Pages
1	NAME OF REPORTING PERSONS Fortress RIC Coinvestment Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,091,326-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -8,793,392-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,091,326-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (based on 120,545,904 shares of common stock outstanding (excluding unvested restricted shares) as of November 8, 2010)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 3 of 16 Pages
1	NAME OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,091,326-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -17,593,826-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,091,326-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (based on 120,545,904 shares of common stock outstanding (excluding unvested restricted shares) as of November 8, 2010)
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  8,793,392 shares solely in its capacity as investment manager of Fortress RIC Coinvestment Fund LP; and 8,800,434 shares solely in its capacity as investment manager of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P., and Fortress Investment Fund IV (Coinvestment Fund G) L.P.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 4 of 16 Pages
1	NAME OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,091,326-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -17,593,826-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,091,326-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (based on 120,545,904 shares of common stock outstanding (excluding unvested restricted shares) as of November 8, 2010)
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  Solely in its capacity as holder of all of the issued and outstanding interests of FIG LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 5 of 16 Pages
1	NAME OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,091,326-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -17,593,826-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,091,326-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (based on 120,545,904 shares of common stock outstanding (excluding unvested restricted shares) as of November 8, 2010)
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of Fortress Operating Entity I LP.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 6 of 16 Pages
1	NAME OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,091,326-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -17,593,826-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,091,326-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (based on 120,545,904 shares of common stock outstanding (excluding unvested restricted shares) as of November 8, 2010)
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Solely in its capacity as holder of all of the issued and outstanding interests of FIG Corp.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 7 of 16 Pages
1	NAME OF REPORTING PERSONS Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,091,326-
	9	SOLE DISPOSITIVE POWER -923,379-
	10	SHARED DISPOSITIVE POWER -17,593,826-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,091,326-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (based on 120,545,904 shares of common stock outstanding (excluding unvested restricted shares) as of November 8, 2010)
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  By virtue of his ownership interests of Fortress Investment Group LLC and certain of its affiliates, and his position as co-chairman of Fortress Investment Group LLC, Wesley R. Edens may be deemed to beneficially own 17,593,826 shares beneficially owned by Fortress Investment Group LLC and/or certain of its affiliates.  Mr. Edens disclaims beneficial ownership of such shares.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 8 of 16 Pages
1	NAME OF REPORTING PERSONS Robert I. Kauffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATIONUnited States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,091,326-
	9	SOLE DISPOSITIVE POWER -660,832-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,091,326-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (based on 120,545,904 shares of common stock outstanding (excluding unvested restricted shares) as of November 8, 2010)
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 9 of 16 Pages
1	NAME OF REPORTING PERSONS Randal A. Nardone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,091,326-
	9	SOLE DISPOSITIVE POWER -913,289-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,091,326-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (based on 120,545,904 shares of common stock outstanding (excluding unvested restricted shares) as of November 8, 2010)
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Schedule 13D relating to the common stock, $.01 par value per share (the “Common Stock”), of Brookdale Senior Living Inc. (the “Issuer”) is being filed to reflect the sale of Common Stock by certain current and former reporting persons.  Unless otherwise defined in this Schedule 13D, capitalized terms used but not defined herein shall have the meanings as are ascribed to such terms in the Schedule 13D filed on July 25, 2006, as subsequently amended on January 4, 2008, December 2, 2008, November 16, 2009 and May 20, 2010.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a), (b), (c), and (f). This Statement is being filed jointly pursuant to a joint filing agreement attached hereto as Exhibit 99.1 Fortress RIC Coinvestment Fund LP (“Fortress RIC”), FIG LLC (“FIG”), Fortress Operating Entity I LP (“FOE I”), FIG Corp., Fortress Investment Group LLC (“Fortress” and, together with Fortress RIC, FIG, FOE I and FIG Corp., the “Fortress Reporting Persons”), Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone, collectively referred to herein as the “Reporting Persons.”  The business address of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The principal business of each of the Fortress Reporting Persons is making securities, real estate and other asset-based investments. Set forth in the Amended and Restated Annex A attached hereto is a listing of the directors and executive officers of each of Fortress, FIG Corp., FIG, the general partners of FOE I and Fortress RIC (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons and Messrs. Edens, Kauffman and Nardone, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen, except for Mr. Shibata, who is a citizen of Japan.

(d) and (e).  None of Wesley R. Edens, Robert I. Kauffman or Randal A. Nardone has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This amendment to the previously-filed initial Schedule 13D is being filed by Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone because, under the facts and circumstances described in Item 6, such Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act.

Item 4.	Purpose of Transaction

Item 4 is amended to include the following paragraph:

On November 8, 2010, (i) Wesley R. Edens, Robert I. Kauffman, Randal A. Nardone, Fort GB Holdings LLC and FABP (GAGACQ) LP (collectively, the “Selling Stockholders”), (ii) Citigroup Global Markets Inc. (the “Underwriter”) and (iii) the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) pursuant to which the Selling Stockholders agreed to sell an aggregate of 13,000,000 shares of Common Stock to the Underwriter at $18.76 per share (after underwriting discounts but before expenses).  On November 12, 2010, the offering closed.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed with the Securities and Exchange Commission on November 12, 2010 as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a) and (b).

For the reasons set forth below, (i) each of FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 8,793,392 shares held directly by Fortress RIC, and (ii) each of FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 8,800,434 shares held directly by investment entities which are managed by FIG.  Each of FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) FIG has the ability to direct the management of Fortress RIC’s business and affairs as the investment manager of Fortress RIC; (ii) FOE has the ability to direct the management of FIG’s business and affairs as the sole member of FIG; (iii) FIG Corp. has the ability to direct the management of FOE’s business and affairs as the general partner of FOE; and (iv) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp.

As a result of being parties to the Stockholders Agreement, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act and to be the beneficial owners of 20,091,326 shares of Common Stock representing approximately 16.7% of the Issuer’s Common Stock.  Notwithstanding the foregoing, however, the Reporting Persons have no power to vote, direct the voting of, dispose of, or direct the disposal of, any of Common Stock other than the power provided pursuant to the Stockholders Agreement and as described in the preceding two paragraphs.  The foregoing includes the following direct ownership:  Wesley R. Edens directly owns and has sole dispositive power over 923,379 shares of Common Stock; Robert I. Kauffman directly owns and has sole dispositive power over 660,832 shares of Common Stock; and Randal A. Nardone directly owns and has sole dispositive power over 913,289 shares of Common Stock.  Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock from time to time owned directly or otherwise beneficially by the Reporting Persons, other than shares of Common Stock directly owned by such Covered Person.

(c) and (e). On November 12, 2010, in connection with the sale by the Selling Stockholders pursuant to the Underwriting Agreement, Fort GB Holdings LLC, FABP (GAGACQ) LP, Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone sold 9,518,178, 542,758, 979,688, 979,688 and 979,688 shares of Common Stock, respectively, at a price of $18.76 per share (after underwriting discount but before expenses) in an underwritten public offering.  As of November 8, 2010, following the sale by the Selling Stockholders pursuant to the Underwriting Agreement, the following entities are no longer Reporting Persons as a result of their ceasing to be the beneficial owner of more than 5% of the Common Stock:  Fort GB Holdings LLC, FABP (GAGACQ) LP, Fortress (GAGACQ) LLC and Fortress Fund MM II LLC.

(d)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1
Joint Filing Agreement, dated November 12, 2010, by and among Fortress RIC Coinvestment Fund LP, FIG LLC, Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC, Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone.

99.2
Underwriting Agreement, dated November 8, 2010, by and among Fort GB Holdings LLC, FABP (GAGACQ) LP, Wesley R. Edens, Robert I. Kauffman and Randal A. Nardone, as Selling Stockholders, Citigroup Global Markets Inc., as Underwriter, and the Issuer, as filed with the Securities and Exchange Commission on November 12, 2010 as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

FORTRESS RIC COINVESTMENT FUND LP
By:	RIC Coinvestment Fund GP LLC, as General Partner
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

FIG LLC
By:	/s/ David N. Brooks
David N. Brooks its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

FORTRESS OPERATING ENTITY I LP
By:	FIG Corp., as General Partner
By:	/s/ David N. Brooks
David N. Brooks its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

FIG CORP.
By:	/s/ David N. Brooks
David N. Brooks its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

FORTRESS INVESTMENT GROUP LLC
By:	/s/ David N. Brooks
David N. Brooks its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

By:	/s/ Wesley R. Edens
Wesley R. Edens

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

By:	/s/ Robert I. Kauffman
Robert I. Kauffman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

By:	/s/ Randal A. Nardone
Randal A. Nardone

AMENDED AND RESTATED ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel H. Mudd	Chief Executive Officer and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
Richard N. Haass	President of the Council on Foreign Relations. The Council on Foreign Relations’ address is The Harold Pratt House, 58 East 68th Street, New York, NY 10021.
Douglas L. Jacobs	Director of Doral Financial Corporation. Doral Financial Corporation's address is 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717.
Howard Rubin
Portfolio Manager at Soros Fund Management, LLC.  Soros Fund Management, LLC's address is 888 7th Avenue, 33rd floor, New York, NY 10106.  Director of Deerfield Triarc Capital Corp.  Deerfield Triarc Capital Corp.’s address is 6250 N. River Road, 9th Floor, Rosemont, IL 60018.

Takumi Shibata	Deputy President and Chief Operating Officer of Nomura Holdings, Inc. Nomura Holdings, Inc.’s address is 9-1, Nihonbashi 1-chome, Chuo-ku, TKY 103-8645, Japan. Mr. Shibata is a citizen of Japan.
George W. Wellde, Jr.	Chairman of the Board of Trustees of the University of Richmond. The Board of Trustees’ address is Maryland Hall, Suite 200, 28 Westhampton Way, University of Richmond, VA 23173

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

The name and principal occupation of each of the directors and executive officers of FIG Corp., the general partner of Fortress Operating Entity I LP, are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel H. Mudd	Chief Executive Officer and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

GENERAL PARTNER OF FORTRESS OPERATING ENTITY I LP

The name of the general partner of Fortress Operating Entity I LP, the holder of all issued and outstanding shares of beneficial interest of FIG LLC, is FIG Corp. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of the general partner of Fortress Operating Entity I LP and each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel H. Mudd	Chief Executive Officer and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC

The name and principal occupation of the each of the directors and executive officers of FIG LLC, the investment manager of Fortress RIC Coinvestment Fund LP, are listed below. The principal business address of each of the directors and executive officers of FIG LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel H. Mudd	Chief Executive Officer and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

GENERAL PARTNER OF FORTRESS RIC COINVESTMENT FUND LP

The name of the general partner of Fortress RIC Coinvestment Fund LP is RIC Coinvestment Fund GP LLC. The name and principal occupation of each of the executive officers of RIC Coinvestment Fund GP LLC are listed below. The principal business address of each of the executive officers of RIC Coinvestment Fund GP LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
John Morrissey	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC